UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40472

A2Z CUST2MATE SOLUTIONS CORP.

(Registrant)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K (including exhibits thereto) is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-271226), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On November 25, 2025, A2Z Cust2Mate Solutions Corp. (the “Company”), made available an updated investor presentation. A copy of the presentation is attached hereto as Exhibit 99.1. The fact that the presentation is being made available and furnished herewith is not an admission as to the materiality of any information contained in the presentation. The information contained in the presentation is being provided as of November 25, 2025 and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z Cust2Mate Solutions CORP.
(Registrant)

Date: November 25, 2025	By	/s/ Gadi Graus
Gadi Graus
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Presentation.